                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K


                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                  for the Fiscal Year Ended December 31, 1996


            A.  Full title of the plan and the address of the plan:

                  First USA Paymentech Retirement Savings Plan
                                1601 Elm Street
                                   8th Floor
                              Dallas, Texas 75201


     B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           First USA Paymentech, Inc.
                                1601 Elm Street
                                   8th Floor
                              Dallas, Texas 75201

                              FIRST USA PAYMENTECH RETIREMENT
                              SAVINGS PLAN
===============================================================================

                              Audited Financial Statements and
                              Supplemental Schedules for the Six-Month
                              Period ended December 31, 1996
                              with Report of Independent Auditors

                  FIRST USA PAYMENTECH RETIREMENT SAVINGS PLAN

                          Audited Financial Statements
                           and Supplemental Schedules

                    Six-Month Period Ended December 31, 1996


                                    CONTENTS


Report of Independent Auditors......................................  1

Financial Statements:
---------------------

Statement of Net Assets Available for Benefits - December 31, 1996.. 2 Statement of Changes in Net Assets Available for Benefits -
   Six-Month Period Ended December 31, 1996.........................  3
Notes to Financial Statements.......................................  4

Supplemental Schedules:
-----------------------

Line 27a - Schedule of Assets Held for Investment Purposes..........  8
Line 27d - Schedule of Reportable Transactions......................  9

                        REPORT OF INDEPENDENT AUDITORS


Employee Benefits Committee
First USA Paymentech Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the First USA Paymentech Retirement Savings Plan (the "Plan"), as of December 31, 1996, and the related statement of changes in net assets available for benefits for the six-month period then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996, and the changes in its net assets available for benefits for the six-month period then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the six-month period then ended are presented for the purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                /s/ ERNST & YOUNG LLP

Dallas, Texas
June 6, 1997

                  First USA Paymentech Retirement Savings Plan

                 Statement of Net Assets Available for Benefits
                                December 31, 1996

Assets
Investments, at fair value
       Merrill Lynch Mutual Funds
            Capital Fund Class A                                      $  784,709
            Basic Value Fund Class A                                   1,442,876
            Corporate Bond Fund Intermediate Term                        353,391
       Managers International Equity Fund                                507,119
       Merrill Lynch Retirement Preservation Trust                       452,286
       First USA, Inc. Common Stock                                       41,587
       First USA Paymentech, Inc. Common Stock                            92,365
       Cash Fund                                                           7,044
       Participant Loan Fund                                             132,743
                                                                      ----------
            Total investments                                          3,814,120
                                                                      ----------

Contributions receivable from First USA Management
       Resources, Inc.                                                    12,452
Employee contributions receivable                                         53,597
Interest receivable                                                          452
                                                                      ----------

       Net Assets Available for Benefits                              $3,880,621
                                                                      ==========


                 First USA Paymentech Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information
                   Six-Month Period Ended December 31, 1996

                                                                        Fund Information
                                  --------------------------------------------------------------------------------------------
                                    Merrill Lynch Mutual Funds
                                  ---------------------------------                 Merrill              First USA
                                                         Corporate                   Lynch      First   Paymentech,
                                  Capital  Basic Value   Bond Fund     Managers    Retirement  USA, Inc.   Inc.
                                   Fund       Fund     Intermediate International Preservation  Common    Common      Cash
                                  Class A   Class A        Term      Equity Fund     Trust      Stock      Stock      Fund
                                  --------------------------------------------------------------------------------------------
Additions
Transfer to the Plan (Note B)     $584,937 $1,125,831    $279,817     $444,934      $329,552    $    -    $     -    $    -
Contributions:
 Employer                           29,959     56,938      13,822       19,871        17,514        401        752        19
 Employee                          209,394    337,438     102,385      132,661       111,481      2,717      4,857    (3,491)
Investment income                   35,112     94,511      12,612       15,681        13,461         42         99       132
Net appreciation (depreciation)
 in fair value of investments       29,935     36,543       2,088        9,600            76      5,575     (7,303)       -
Transfers between funds             (9,104)   (49,354)    (12,804)     (83,921)          472     32,852     93,960        -

Deductions
Benefits paid directly to
 participants                      (95,524)  (159,031)    (44,529)     (31,707)      (20,270)        -          -     10,384
                                  ------------------------------------------------------------------------------------------
Net increase in net assets
 available for benefits            784,709  1,442,876     353,391      507,119       452,286     41,587    92,365      7,044
Net assets available for benefits
 at beginning of period                 -          -           -            -             -          -         -          -
                                  ------------------------------------------------------------------------------------------
Net assets available for benefits
 at end of period                 $784,709 $1,442,876    $353,391     $507,119      $452,286    $41,587   $92,365     $7,044
                                  ==========================================================================================


                                          Fund Information
                                 ------------------------------------
                                 Participant
                                    Loan
                                    Fund       Other         Total
                                 ------------------------------------
Additions
Transfer to the Plan (Note B)     $114,811    $    -      $ 2,879,882
Contributions:
 Employer                               -      12,452         151,728
 Employee                               -      53,597         951,039
Investment income                       -         452         172,102
Net appreciation (depreciation)
 in fair value of investments           -          -           76,514
Transfers between funds             27,899         -               -

Deductions
Benefits paid directly to
 participants                       (9,967)        -         (350,644)
                                  -----------------------------------
Net increase in net assets
 available for benefits            132,743     66,501       3,880,621
Net assets available for benefits
 at beginning of period                 -          -               -
                                  -----------------------------------
Net assets available for benefits
 at end of period                 $132,743    $66,501      $3,880,621
                                  ===================================

                 FIRST USA PAYMENTECH RETIREMENT SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1996


NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting The financial statements of First USA Paymentech Retirement Savings Plan (the "Plan") have been prepared on the accrual basis. Certain costs and expenses incurred with regard to the purchase, sale or transfer of investments have been borne by the Plan. All other administrative expenses have been borne by First USA Management Resources, Inc. (the "Plan Administrator"), a wholly owned subsidiary of First USA Paymentech, Inc. (the "Company").

Valuation of Investments The investments of the Plan are stated at fair value based on quoted market prices, except participant loans which are stated at cost. The Merrill Lynch Retirement Preservation Trust (Note D) is a collective trust that is valued at cost which approximates fair value as determined by Merrill Lynch.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE B -- DESCRIPTION OF THE PLAN

The Plan was established effective July 1, 1996 to provide eligible employees with additional retirement income savings opportunities. Prior to the establishment of the Plan, the employees of the Company were eligible to participate in the First USA Retirement Savings Plan (the "First USA Plan") of First USA, Inc. ("First USA"). As of July 1, 1996, the employees of the Company were no longer eligible to participate in the First USA Plan and all participant balances were transferred from the First USA Plan to the Plan.

The Company is a 57%-owned indirect subsidiary of First USA.

The Plan is a defined contribution plan intended to qualify under Section 401(a) and Section 401(k), respectively, of the Internal Revenue Code (the "Code").

Employees are eligible to participate in the Plan upon the attainment of age 21 and the completion of 1,000 hours of service with the Company during a 12-month period of time. The Plan limits employee contributions from 1% to 10% of an eligible employee's compensation, as defined, during each year. The deferral percentage may be changed on a quarterly basis. The Company contributes to the Plan a matching amount equal to 50% of the first 3% of base compensation contributed by each eligible employee. Highly compensated employees may be subject to a reduced contribution based on the deferral amounts of non-highly compensated employees.

                 FIRST USA PAYMENTECH RETIREMENT SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Participant contributions and actual earnings thereon are fully vested at all times. Matching contributions made by the Company vest at the rate of 20% per year following two years of employment. Following six years of employment, an eligible employee's interest in matching contributions allocated to his or her account is fully vested. Forfeitures are used to reduce the Company's contribution. At December 31, 1996, there were $14,707 of forfeitures that will be used to reduce future Company contributions.

Benefits may be paid under the Plan, subject to limitations and conditions imposed by the Code, upon a participant's termination of employment, retirement (early, normal or late) or death. The Plan specifies various distribution options that participants may select, including forms of annuity payments for balances in excess of $3,500 and lump-sum distributions.

The Company has the right under the Plan to discontinue contributions at any time and terminate the Plan. In the event of termination of the Plan, each participant shall have a 100% nonforfeitable interest in the value of all amounts credited to the participant's account.

A participant of the Plan may borrow 50% of the vested balance in such participant's account with a minimum of $1,000 and up to a maximum of $50,000. Participant loans may be unrestricted with a maximum repayment term of 5 years or, for the purchase of a home, with a maximum repayment term of 15 years. If an unrestricted loan is extended past the 5 year period, the balance of the loan at the time of the extension is a taxable distribution. Participant loans bear a fixed rate of interest based on the prime rate ranging from 8.25% to 8.50% at December 31, 1996.

Information about the Plan agreement and the vesting and distribution provisions is contained in the First USA Paymentech Retirement Savings Plan Summary Plan Description booklet which is made available to all Plan participants. Copies of this booklet are available from the Human Resources Department.

NOTE C -- INVESTMENTS

The Plan's investments are held by funds administered by Merrill Lynch Trust Company of Texas, ("Merrill Lynch"), the trustee. Investment choices are directed by the Employee Benefits Committee, consisting of members of management of the Company, based upon recommendations of the trustee and an independent consulting firm, A. Foster Higgins & Co., Inc.

NOTE D -- INVESTMENT OPTIONS

Participants may elect to divide contributions between the Plan investment options offered by the Plan through Merrill Lynch. The investment choices offered are: Managers International Equity Fund, Merrill Lynch Capital Fund Class A, Merrill Lynch Basic Value Fund Class A, Merrill Lynch Corporate Bond Fund Intermediate Term Portfolio Class A, Merrill Lynch Retirement Preservation Trust, First USA, Inc. Common Stock Fund and First USA Paymentech, Inc. Common Stock Fund. Plan participants may elect to direct their contributions (and the Company matching contributions) to any fund or a combination of two or more funds (in 1% denominations). Additionally, participants may revise percentage allocations of investment choices and transfer existing account balances from one fund to the other or any combination of funds on a daily basis.

                 FIRST USA PAYMENTECH RETIREMENT SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The Managers International Equity Fund invests primarily in non-U.S. equity securities. The Merrill Lynch Capital Fund Class A invests in equity, debt, and convertible securities. The Merrill Lynch Basic Value Fund Class A invests in securities, primarily undervalued equities. The Merrill Lynch Corporate Bond Fund Intermediate Term Portfolio Class A is a managed portfolio primarily comprised of investment grade corporate fixed-income securities. The Merrill Lynch Retirement Preservation Trust invests primarily in a broadly-diversified portfolio of guaranteed investment contracts and in obligations of U.S. government and U.S. government-agency related securities. This Trust also invests in high-quality money market securities. The First USA, Inc. Common Stock Fund invests in the common stock of First USA. The First USA Paymentech, Inc. Common Stock Fund invests in the common stock of the Company.

NOTE E -- INCOME TAX STATUS

The Plan and related trust are intended to be a qualified plan and an exempt trust, respectively, under Sections 401(a), 401(k) and 501(a) of the Code, as amended. An application has been submitted to the Internal Revenue Service for a determination letter that the Plan and related trust are qualified and tax exempt, respectively. The Plan and related trust documents may require amendments in response to comments received from the Internal Revenue Service. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

NOTE F -- RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                   December 31,
                                                                      1996
                                                                   -----------
Net assets available for benefits per the financial statements     $ 3,880,621

Amounts allocated to withdrawing participants                          (10,308)
                                                                   -----------
Net assets available for benefits per the Form 5500                $ 3,870,313
                                                                   ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                               Six-Month Period
                                                                     Ended
                                                               December 31, 1996
                                                               -----------------
Benefits paid directly to participants per the
 financial statements                                              $   350,644
Add:  Amounts allocated to withdrawing participants
 at December 31, 1996                                                   10,308
                                                                   -----------
Benefits paid directly to participants per the Form 5500           $   360,952
                                                                   ===========


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                 FIRST USA PAYMENTECH RETIREMENT SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE G -- SUBSEQUENT EVENTS

Effective January 1, 1997, participants of the GENSAR Technologies Inc. Employee Savings 401(k) Program (the "GENSAR Plan"), the 401(k) plan of GENSAR Technologies Inc., a subsidiary of the Company, became eligible to participate
in the Plan.   All participant balances were transferred from the GENSAR Plan to the Plan.

On January 20, 1997, First USA and BANC ONE Corporation ("BANC ONE") jointly announced that an agreement had been reached for First USA to merge with BANC ONE. In the merger, First USA will merge with and into BANC ONE and each outstanding share of First USA, Inc. Common Stock will be converted into 1.1659 shares of BANC ONE Common Stock. Upon completion of the merger, which is expected to occur in late June 1997, the Company will be a 57%-owned indirect subsidiary of BANC ONE.

                 First USA Paymentech Retirement Savings Plan

          Line 27a - Schedule of Assets Held for Investment Purposes
                               December 31, 1996

                                                                                                       (e) Current
(a)   (b) Identity of Issuer     (c) Description of Investment                    Units     (d) Cost      Value
------------------------------------------------------------------------------------------------------------------

*  Merrill Lynch Trust Company of Texas
   Merrill Lynch Mutual Funds    Capital Fund Class A                             25,272   $  759,854   $  784,709
   Merrill Lynch Mutual Funds    Basic Value Fund Class A                         46,544    1,404,738    1,442,876
   Merrill Lynch Mutual Funds    Corporate Bond Fund Intermediate Term            31,026      351,335      353,391
   The Managers Funds            Managers International Equity Fund               11,607      496,808      507,119
   Merrill Lynch Trust Company   Retirement Preservation Trust                   452,286      452,286      452,286
   First USA, Inc.               Common Stock, $0.01 par value                     1,201       36,011       41,587
   First USA Paymentech, Inc.    Common Stock, $0.01 par value                     2,727       99,668       92,365
   Cash Fund                     Cash                                               --          7,044        7,044
   Participant Loan Fund         Interest rates ranging from 8.25% to 8.50%      132,743      132,743      132,743
                                                                                           ----------   ----------

                                                                                           $3,740,487   $3,814,120
                                                                                           ==========   ==========

* Party in interest-trustee

                 First USA Paymentech Retirement Savings Plan

                Line 27d - Schedule of Reportable Transactions
                               December 31, 1996

                                                                                     (f) Expenses           (h) Current Value
                                                                                       Incurred                 of Asset at  (i) Net
     (a) Party                                               (c) Purchase (d) Selling     With    (g) Cost of   Transaction    Gain
      Involved               (b) Description of Assets            Price      Price    Transaction    Asset**        Date      (Loss)
-----------------------------------------------------------------------------------------------------------------------------------
Category (iii) - Series of investment transactions in excess of 5% of plan assets:
---------------------------------------------------------------------------------
*Merrill Lynch Trust    Merrill Lynch Capital Fund Class A
  Company of Texas        95 Transactions                     $  876,629                          $  876,629   $  876,629

*Merrill Lynch Trust    Merrill Lynch Capital Fund Class A
  Company of Texas        59 Transactions                                  $123,421                  118,341      123,421  $  5,080

*Merrill Lynch Trust    Merrill Lynch Basic Value Fund Class A
  Company of Texas        99 Transactions                      1,648,110                           1,648,110    1,648,110

*Merrill Lynch Trust    Merrill Lynch Basic Value Fund Class A
  Company of Texas        75 Transactions                                   236,443                  238,038      236,443    (1,595)

*Merrill Lynch Trust    Merrill Lynch Corporate Bond Fund
  Company of Texas        Intermediate Term
                          76 Transactions                        415,515                             415,515      415,515

*Merrill Lynch Trust    Merrill Lynch Corporate Bond Fund
  Company of Texas        Intermediate Term
                          47 Transactions                                    64,030                   63,998       64,030        32

*The Managers Funds     Managers International Equity Fund
                          82 Transactions                        622,055                             622,055      622,055

*The Managers Funds     Managers International Equity Fund
                          63 Transactions                                   126,852                  127,564      126,852      (712)

*Merrill Lynch Trust    Merrill Lynch Retirement
  Company of Texas        Preservation Trust
                          115 Transactions                       495,705                             495,705      495,705

*Merrill Lynch Trust    Merrill Lynch Retirement
  Company of Texas        Preservation Trust
                          37 Transactions                                    43,495                   43,419       43,495        76

There were no category (i), (ii) or (iv) transactions during the six-month period ended December 31, 1996.
Column (e) not applicable.
*  Party in interest
** Investment cost is determined using the average cost method

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                First USA Paymentech Retirement Savings Plan


Date:  June 25, 1997            /s/ David W. Truetzel
                                ------------------------------------------------
                                David W. Truetzel
                                Chief Financial Officer
                                First USA Paymentech, Inc.

                        CONSENT OF INDEPENDENT AUDITORS



We consent to the incorporation by reference in the Registration Statement No. 333-11249 on Form S-8 pertaining to the First USA Paymentech Retirement Savings Plan of our report dated June 6, 1997, with respect to the financial statements and supplemental schedules of First USA Paymentech Retirement Savings Plan, included in this Annual Report on Form 11-K for the period ended December 31, 1996.


                                        ERNST & YOUNG LLP


Dallas, Texas
June 24, 1997